Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated July 23, 2009

The ARNs are being offered by Bank of America Corporation (“BAC”). The ARNs will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms” (together, the “Note Prospectus”). Investing in the ARNs involves a number of risks. There are important differences between the ARNs and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and “Risk Factors” beginning on page S-9 of product supplement ARN-2. ARNs:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as principal.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$
Selling discount	$ 0.20	$
Proceeds, before expenses, to Bank of America Corporation	$ 9.80	$

*Depending on the date the ARNs are priced for initial sale to the public (the “pricing date”), which may be in July or August 2009, the settlement date may occur in July or August 2009 and the maturity date may occur in July or August 2011. Any reference in this term sheet to the month in which the pricing date, settlement date, or maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

July     , 2009

Units Accelerated Return Notes® Linked to a Basket of Commodity Indices, due August , 2011 $10 principal amount per unit Term Sheet No.	Expected Pricing Date* Settlement Date* Maturity Date* CUSIP No.	July , 2009 August , 2009 August , 2011

•      3-to-1 upside exposure to increases in the value of the Basket, subject to a cap of 38.00% to 42.00%

•      Each of the indices in the Basket is a sub-index of the S&P GSCI® – Excess Return

•      A maturity of approximately 24 months

•      1-to-1 downside exposure, with no downside limit

•      Payment of the Redemption Amount at maturity is subject to the credit risk of Bank of America Corporation

•      No periodic interest payments

•      No listing on any securities exchange

•      This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program

Accelerated Return Notes®

Summary

The Accelerated Return Notes® Linked to a Basket of Commodity Indices, due August     , 2011 (the “ARNs”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The ARNs will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the ARNs, including any repayment of principal, will be subject to the credit risk of BAC. The ARNs provide a leveraged return for investors, subject to a cap, if the value of the Basket of Commodity Indices described below (the “Basket”) increases moderately from the Starting Value of the Basket, which will be set to 100.00 on the pricing date, to the Ending Value, determined on a calculation day shortly before the maturity date. Investors must be willing to forgo interest payments on the ARNs and be willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the ARNs.

The Basket is comprised of the S&P GSCI Energy Excess Return Index, the S&P GSCI Precious Metals Excess Return Index, and the S&P GSCI Agriculture Excess Return Index (each a “Basket Component Index,” and together, the “Basket Component Indices”). On the pricing date, the S&P GSCI Energy Excess Return Index will be given an initial weight of 50.00%, the S&P GSCI Precious Metals Excess Return Index will be given an initial weight of 30.00%, and the S&P GSCI Agriculture Excess Return Index will be given an initial weight of 20.00%. Each of the Basket Component Indices is a sub-index of the S&P GSCI TM – Excess Return (the “S&P GSCI Index”).

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ARN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the ARNs

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Term:	Approximately 24 months
Market Measure:	A Basket of Commodity Indices comprised of the S&P GSCI Energy Excess Return Index (Bloomberg symbol: SPGCENP), the S&P GSCI Precious Metals Excess Return Index (Bloomberg symbol: SPGCPMP), and the S&P GSCI Agriculture Excess Return Index (Bloomberg symbol: SPGCAGP).
Starting Value:	The Starting Value will be set to 100.00 on the pricing date.
Ending Value:	The closing value of the Basket on the calculation day. If it is determined that the scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on the scheduled calculation day, the Ending Value will be determined as more fully described in product supplement ARN-2.
Capped Value:	$13.80 to $14.20 per unit of the ARNs, which represents a return of 38.00% to 42.00% over the $10 Original Offering Price. The actual Capped Value of the ARNs will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the ARNs.
Calculation Day:	The fifth scheduled Market Measure Business Day immediately preceding the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the ARNs.
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the ARNs

On the maturity date, you will receive a cash payment per unit of the ARNs (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the ARNs, based on the Participation Rate of 300% and a hypothetical Capped Value of $14.00 (a 40.00% return), the midpoint of the Capped Value range of $13.80 to $14.20. The green line reflects the hypothetical returns on the ARNs, while the dotted gray line reflects the hypothetical returns of a direct investment in the Basket Component Indices.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Capped Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 300%, the Starting Value of 100.00, and a hypothetical Capped Value of $14.00 (per unit), the midpoint of the Capped Value range of $13.80 and $14.20:

Example 1 — The hypothetical Ending Value is 80% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	80.00

$10 ×	(80.00)	= $8.00
100.00

Redemption Amount (per unit) = $8.00

Example 2 — The hypothetical Ending Value is 104% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	104.00

$10 +	[	$10 × 300% x	(104.00 - 100.00)	]	= $11.20
100.00

Redemption Amount (per unit) = $11.20

Example 3 — The hypothetical Ending Value is 130% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	130.00

$10 +	[	$10 × 300% x	(130.00 - 100.00	)]	= $19.00
100.00

Redemption Amount (per unit) = $14.00 (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for the Starting Value of 100.00 and a range of hypothetical Ending Values of the Basket:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the ARNs (rounded to two decimal places);
▪	the total rate of return to holders of the ARNs;
▪	the pretax annualized rate of return to holders of the ARNs; and
▪	the pretax annualized rate of return of a hypothetical investment in the Basket Component Indices.

The table below reflects a Participation Rate of 300% and a hypothetical Capped Value of $14.00 (per unit), the midpoint of the Capped Value range of $13.80 and $14.20.

Hypothetical Ending Value	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the ARNs	Pretax Annualized Rate of Return on the ARNs(1)	Pretax Annualized Rate of Return of a Hypothetical Direct Investment in the Basket Component Indices(1)(2)
50.00	-50.00%	$5.00	-50.00%	-31.90%	-31.90%
60.00	-40.00%	$6.00	-40.00%	-24.04%	-24.04%
70.00	-30.00%	$7.00	-30.00%	-17.11%	-17.11%
85.00	-15.00%	$8.50	-15.00%	-7.98%	-7.98%
90.00	-10.00%	$9.00	-10.00%	-5.21%	-5.21%
96.00	-4.00%	$9.60	-4.00%	-2.04%	-2.04%
98.00	-2.00%	$9.80	-2.00%	-1.01%	-1.01%
100.00 (3)	0.00%	$10.00	0.00%	0.00%	0.00%
105.00	5.00%	$11.50	15.00%	7.13%	2.46%
110.00	10.00%	$13.00	30.00%	13.60%	4.84%
115.00	15.00%	$14.00 (4)	40.00%	17.60%	7.13%
120.00	20.00%	$14.00	40.00%	17.60%	9.35%
125.00	25.00%	$14.00	40.00%	17.60%	11.51%
130.00	30.00%	$14.00	40.00%	17.60%	13.60%
135.00	35.00%	$14.00	40.00%	17.60%	15.63%
140.00	40.00%	$14.00	40.00%	17.60%	17.60%
145.00	45.00%	$14.00	40.00%	17.60%	19.53%
150.00	50.00%	$14.00	40.00%	17.60%	21.40%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from July 24, 2009 to July 22, 2011, a term expected to be similar to that of the ARNs.

(2)	This rate of return assumes:

(a)	a percentage change in the Basket Component Indices that equals the percentage change from the Starting Value to the relevant hypothetical Ending Value; and

(b)	no transaction fees or expenses.

(3)	The Starting Value will be set to 100.00 on the pricing date.

(4)	The Redemption Amount per unit of the ARNs cannot exceed the hypothetical Capped Value of $14.00 (the midpoint of the Capped Value range of $13.80 and $14.20). The actual Capped Value will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the ARNs.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, Capped Value, and the term of your investment.

Risk Factors

There are important differences between the ARNs and a conventional debt security. An investment in the ARNs involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the ARNs in the “Risk Factors” sections included in product supplement ARN-2 and the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the Basket Component Indices or the commodities included in the Basket Component Indices (the “Index Commodities”).

▪	You must rely on your own evaluation of the merits of an investment linked to the Basket.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the ARNs while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the ARNs.

▪	A trading market is not expected to develop for the ARNs.

▪	The Redemption Amount will not be affected by all developments relating to the Basket Component Indices.

▪

Changes in the levels of the Basket Component Indices may offset each other. Due to its Initial Component Weight, changes in the level of the S&P GSCI Energy Excess Return Index will have a more substantial impact on the value of the Basket than similar changes in the levels of the other Basket Component Indices.

▪	Standard & Poor’s Financial Services LLC (“S&P”) may adjust the S&P GSCI Index or the Basket Component Indices in a way that affects their levels, and S&P has no obligation to consider your interests.

▪	Ownership of the ARNs will not entitle you to any rights with respect to any futures contracts or commodities included in or tracked by the Basket Component Indices.

▪

If you attempt to sell ARNs prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on ARNs are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the ARNs.

▪	The prices of the Index Commodities may change unpredictably, affecting the value of the ARNs in unforeseeable ways.

▪	Suspensions or disruptions of market trading in the Index Commodities and related futures markets may adversely affect the value of the ARNs.

▪	The ARNs will not be regulated by the U.S. Commodity Futures Trading Commission.

▪	The Basket Component Indices include futures contracts traded on foreign exchanges that may be less regulated than U.S. markets.

▪	Purchases and sales by us and our affiliates of futures or options contracts included in the Basket Component Indices may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the ARNs and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

The U.S. federal income tax consequences of ARNs are uncertain, and may be adverse to a holder of ARNs. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” in product supplement ARN-2.

Additional Risk Factors

The Index Commodities are concentrated in a limited number of sectors. The Basket Component Indices are designed to reflect the return on futures contracts on different exchange-traded physical commodities, and the Basket is less diversified than funds or investment portfolios investing in a broader range of products. As a result, the market price of the ARNs could be subject to greater volatility. Subject to the eligibility requirements, the exchange-traded physical commodities underlying the futures contracts included in the Basket Component Indices are concentrated in a limited number of sectors, particularly energy, precious metals, and agricultural products. Each Basket Component Index, in turn, may be comprised of a limited number of the commodities described in the section “The Basket Component Indices.” As a result, an investment in the ARNs may carry risks similar to a concentrated securities investment in a limited number of industries or sectors. See “The Basket Component Indices—Contract Eligibility Requirements.”

Higher futures prices of the Index Commodities relative to their current prices may decrease the Redemption Amount. The Basket Component Indices are composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Basket Component Indices approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in September may specify an October expiration date. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts (putting aside other considerations) is in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While many of the contracts included in the Basket Component Indices have historically exhibited consistent periods of backwardation, backwardation most likely will not exist at all times. Moreover, certain of the commodities included in the Basket Component Indices, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the level of the Basket and, accordingly, decrease the Redemption Amount.

The ARNs are linked to the excess return versions of the Basket Component Indices, and not the total return versions. The Basket Component Indices reflects returns that are potentially available through an investment in uncollateralized nearby commodity futures contracts. In contrast, the total return version of these indices are total return indices which, in addition to reflecting the same returns of the applicable Basket Component Indices, also reflect interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the ARNs are linked to excess return indices and not total return indices, the Redemption Amount will not reflect this total return feature.

Investor Considerations

You may wish to consider an investment in the ARNs if:

▪	You anticipate that the value of the Basket will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the value of the Basket decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the ARNs will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the ARNs, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Basket Component Indices with no expectation of any rights with respect to any commodities or futures contracts included in or tracked by the Basket Component Indices.

▪

You are willing to accept that a trading market is not expected to develop for the ARNs. You understand that secondary market prices for the ARNs, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the ARNs.

The ARNs may not be an appropriate investment for you if:

▪

You anticipate that the value of the Basket will decrease from the Starting Value to the Ending Value or that the value of the Basket will not increase sufficiently over the term of the ARNs to provide you with your desired return.

▪	You seek principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 38.00% and 42.00% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to have rights with respect to the commodities and futures contracts included in or tracked by the Basket Component Indices.

▪	You seek assurances that there will be a liquid market if and when you want to sell the ARNs prior to maturity.

▪	You are not willing or are unable to assume the credit risk associated with us, as the issuer of the ARNs.

Other Provisions

We may deliver the ARNs against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the ARNs occurs more than three business days from the pricing date, purchasers who wish to trade ARNs more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the ARNs, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from BAC.

Supplement to the Plan of Distribution

MLPF&S and First Republic, each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the ARNs. Accordingly, offerings of the ARNs will conform to the requirements of NASD Rule 2720. MLPF&S and First Republic will purchase the ARNs as principal. In the original offering of the ARNs, the ARNs will be sold in minimum investment amounts of 100 units.

MLPF&S and First Republic may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the ARNs but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Ending Value. The Basket Component Indices are described in the section below. Each Basket Component Index will be assigned an initial weight on the pricing date, as set forth in the table below.

“Standard & Poor’s®”, “S&P GSCI™”, and “S&P®” are trademarks of S&P and have been licensed for use in this offering by our subsidiary, MLPF&S. The ARNs are not sponsored, endorsed, sold, or promoted by S&P and S&P makes no representation regarding the advisability of investing in the ARNs.

S&P has no obligation relating to the ARNs or the amounts to be paid to you, including any obligation to take our needs or the needs of holders of the ARNs into consideration for any reason. S&P will not receive any of the proceeds of the offering of the ARNs and is not responsible for, and has not participated in, the offering of the ARNs and is not responsible for, and will not participate in, the determination or calculation of the Redemption Amount.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of ARNs—Basket Market Measures” in product supplement ARN-2.

If July 17, 2009 was the pricing date, for each Basket Component Index, the Initial Component Weight, the closing level, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Component Index	Bloomberg Symbol	Initial Component Weight	Closing Level(1)(2)	Hypothetical Component Ratio(1)(3)	Initial Basket Value Contribution
S&P GSCI Energy Excess Return Index	SPGCENP	50.00%	245.4166	0.20373520	50.00

S&P GSCI Precious Metals Excess Return Index	SPGCPMP	30.00%	137.3975	0.21834458	30.00

S&P GSCI Agriculture Excess Return Index	SPGCAGP	20.00%	53.33449	0.37499187	20.00

				Starting Value	100.00

(1)	The actual closing level of each Basket Component Index and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described in product supplement ARN-2 if a Market Disruption Event occurs on the pricing date as to any Basket Component Index. The actual closing level and Component Ratio of each Basket Component Index will be set forth in the final term sheet made available in connection with sales of the ARNs.

(2)	These are the closing levels of the Basket Component Indices on July 17, 2009.

(3)	Each hypothetical Component Ratio equals the Initial Component Weight of the Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on July 17, 2009 and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket by summing the product of the closing level for each Basket Component Index on the calculation day and the Component Ratio applicable to such Basket Component Index. If a Market Disruption Event occurs as to any Basket Component Index on the scheduled calculation day, the closing level of that Basket Component Index will be determined as more fully described in product supplement ARN-2 in subsection “Description of ARNS—Ending Value—Commodity-Based Market Measures.”

While historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical monthly performance of the Basket in the period from January 2004 through June 2009, based upon month-end historical levels of each Basket Component Index, the hypothetical Component Ratios and a Basket value of 100.00 on July 17, 2009. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the ARNs may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease at any time over the term of the ARNs.

Hypothetical Historical Performance of the Basket

The Basket Component Indices

The S&P GSCI Index

All disclosures contained in this term sheet regarding the Basket Component Indices, including, without limitation, their make up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P. S&P, which owns the copyright and all other rights to the Basket Component Indices, has no obligation to continue to publish, and may discontinue publication of, the Basket Component Indices. The consequences of S&P discontinuing publication of the Basket Component Indices are discussed in the section of product supplement ARN-2 entitled “Description of ARNs—Discontinuance of a Market Measure.” Neither we, the calculation agent, nor MLPF&S accepts any responsibility for the calculation, maintenance, or publication of any Basket Component Index or any successor index.

Each of the Basket Component Indices is a sub-index of the S&P GSCI Index. The S&P GSCI Index is a composite index of commodity sector returns representing an unleveraged, long-only investment in commodity futures that is broadly diversified across the spectrum of commodities. The returns are calculated on a fully collateralized basis with full reinvestment. The combination of these attributes is intended to provide investors with a representative and realistic picture of realizable returns attainable in the commodities markets. Each Basket Component Index tracks only a limited number of the applicable futures contracts that may be included in the S&P GSCI Index at any time.

Individual components qualify for inclusion in the S&P GSCI Index on the basis of liquidity and are weighted by their respective world production quantities.

The Goldman Sachs Group, Inc. (the “Goldman Group”) first began publishing the S&P GSCI Index in 1991. In addition, although the S&P GSCI Index was not published prior to that time, the Goldman Group calculated the historical value of the S&P GSCI Index and related indices beginning on January 2, 1970, based on actual prices from that date forward and the selection criteria, methodology, and procedures in effect during the applicable periods of calculation (or, in the case of all calculation periods prior to 1991, based on the selection criteria, methodology, and procedures adopted in 1991). The S&P GSCI Index was normalized to a value of 100 on January 2, 1970, in order to permit comparisons of the value of the S&P GSCI Index to be made over time. S&P acquired the S&P GSCI Index and its sub-indices in February 2007.

The S&P GSCI Index Methodology

The S&P GSCI Index methodology is divided into five substantive sections: (1) the selection criteria for inclusion of contracts in the S&P GSCI Index; (2) the methodology for determining the weight of each contract; (3) the methodology for determining the contract expirations of each contract included in the S&P GSCI Index; (4) the methodology for determining the normalizing constant used in calculating the value of the S&P GSCI Index; and (5) the methodology for calculating the value of the S&P GSCI Index. Together, these elements determine the value of the S&P GSCI Index on any given day, which is equal to the total dollar weight of the S&P GSCI Index divided by a normalizing constant that assures the continuity of the S&P GSCI Index over time. The 2009 normalizing constant of 6,083.663 replaced the old 2008 normalizing constant of 5,922.637 beginning with the first roll date on January 8, 2009.

The S&P GSCI Index Committee

The S&P GSCI Index Committee (the “Committee”) oversees the daily management and operations of the S&P GSCI Index, and is responsible for all analytical methods and calculation in the sub-indices of the S&P GSCI Index. The Committee is comprised of three full-time professional members of S&P’s staff and two members of the Goldman Group. At each meeting, the Committee reviews any issues that may affect index constituents, statistics comparing the composition of the indices to the market, commodities that are being considered as candidates for addition to an index, and any significant market events. In addition, the Committee may revise index policy covering rules for selecting commodities, or for other matters.

S&P has established an Index Advisory Panel (the “Panel”) to assist it in connection with the operation of the S&P GSCI Index. The Panel meets on an annual basis and at other times at the request of the Committee. The principal purpose of the Panel is to advise the Committee with respect to, among other things, the calculation of the S&P GSCI Index, the effectiveness of the S&P GSCI Index as a measure of commodity futures market performance, and the need for changes in the composition or methodology of the S&P GSCI Index. The Panel acts solely in an advisory and consultative capacity and does not make any decisions with respect to the composition, calculation, or operation of the S&P GSCI Index.

Contract Eligibility Requirements

To be eligible for inclusion in the S&P GSCI Index, a commodity futures contract (a “Contract”) must:

(i)	be based on a physical commodity and may not be based on a financial commodity;

(ii)	have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified time period, in the future;

(ii)	at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement;

(iv)	be denominated in U.S. dollars;

(v)	be traded on or through a trading facility that has its principal place of business in a country that is a member of the Organization for Economic Cooperation and Development that:

(a)	makes price quotations generally available to its members in a manner that provides reasonably reliable indications of the level of the particular market at any given point in time;

(b)	makes reliable trading information available to S&P so that S&P can make monthly determinations;

(c)	accepts bids and offers from multiple participants or price providers; and

(d)	is accessible to a sufficiently broad range of participants;

(vi)	include a reference or benchmark price that has been available on a continuous basis for at least two years prior to the proposed date of inclusion, provided that in appropriate circumstances, S&P, in consultation with the Committee, may determine that a shorter time period is sufficient or that historical reference prices for that Contract may be derived from Reference Price for a similar or related Contract;

(vii)	include a reference price for that Contract which must be published between 10:00 AM and 4:00 PM in New York City, on each business day on which the relevant trading facility is open and trades in the Contract;

(viii)	have available volume data for at least three months immediately preceding the date on which the determination is made;

(ix)	be traded over a sufficient time period on each day so as to sufficiently support the tradability of the S&P GSCI Index taken as a whole; and

(x)	satisfy volume trading requirements and certain percentage dollar weight requirements.

Twenty-four contracts currently satisfy the eligibility requirements for inclusions in the S&P GSCI Index:

Trading Facility	Commodity (Contract)	Ticker	2008 Contract Production Weight	2009 Contract Production Weight	2009 Average Contract Reference Price ($)	2008 Percentage Dollar Weight	2009 Percentage Dollar Weight	Total Dollar Traded Value (USD bn)	2009 Trading Volume Multiple
CBT	Wheat (Chicago)	W	17,608.84	18,284.84	8.724	3.83%	3.87%	890.7	115
KBT	Wheat (Kansas)	KW	4,038.438	3,648.020	9.056	0.91%	0.80%	184.5	115
CBT	Corn	C	25,047.14	26,040.59	5.294	3.30%	3.34%	1,533.3	229
CBT	Soybeans	S	6,727.534	7,134.814	12.749	2.14%	2.20%	2,368.7	537
ICE – US	Coffee “C”	KC	16,531.10	16,402.2	1.380	0.57%	0.55%	288.8	263
ICE – US	Sugar#11	SB	321,233.7	326,600.0	0.117	0.94%	0.93%	358.0	192
ICE – US	Cocoa	CC	3.47784	3.60258	2,487.083	0.22%	0.22%	91.1	210
ICE – US	Cotton #2	CT	44,904.52	46,706.92	0.699	0.78%	0.79%	237.7	150
CME	Lean Hogs	LH	60,793.40	63,629.95	0.663	1.01%	1.02%	222.5	109
CME	Cattle (Live)	LC	80,690.59	87,753.95	0.977	1.96%	2.08%	361.5	87
CME	Cattle (Feeder)	FC	13,826.24	14,720.39	1.097	0.38%	0.39%	68.1	87
NYM / ICE	Oil (WTI Crude)	WTI	14,822.00	15,418.2	106.367	39.30%	39.75%	20,049.7	252
NYM	Oil (#2 Heating)	HO	69,165.06	67,072.57	2.962	5.11%	4.82%	2,429.1	252
NYM	Oil (RBOB)	RB	66,013.97	71,853.63	2.703	4.45%	4.71%	2,374.2	252
ICE – UK	Oil (Brent Crude)	BRT	5,373.649	5,364.404	105.194	14.09%	13.68%	6,898.9	252
ICE – UK	Oil (Gasoil)	GO	216.2461	225.6823	952.521	5.13%	5.21%	2,628.1	252
NYM / ICE	Natural Gas	NG	28,870.60	28,781.3	9.207	6.63%	6.42%	6,795.1	529
LME	Aluminum (High Gd. Prim.)	IA	34.9220	36.198	2,764.229	2.41%	2.43%	3,098.6	639
LME	Copper – Grade A	IC	15.46	15.84	7,877.021	3.04%	3.02%	4,612.7	763
LME	Standard Lead	IL	6.752	7.030	2,690.417	0.45%	0.46%	391.0	426
LME	Primary Nickel	IN	1.200	1.24	26,232.083	0.78%	0.79%	729.2	462
LME	Zinc (Special High Grade)	IZ	9.672	10.008	2,352.146	0.57%	0.57%	858.1	752
CMX	Gold	GC	81.53430	80.7627	869.975	1.77%	1.70%	3,196.1	938
CMX	Silver	SI	605.7201	622.4385	16.177	0.24%	0.24%	733.4	1,502

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the S&P GSCI Index, of the applicable daily contract reference price on the relevant contract, multiplied by the appropriate contract production weight (“CPW”) and the appropriate “roll weight,” divided by the total dollar weight of the S&P GSCI Index on the preceding day, minus one.

The total dollar weight of the S&P GSCI Index is the sum of the dollar weight of each of the underlying commodities. The dollar weight of each commodity on any given day is equal to the product of (i) the daily contract reference price, (ii) the appropriate CPW, and (iii) during a roll period, the appropriate “roll weight” (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of S&P, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided that, if the price is not made available or corrected by 4:00 P.M. New York City time, S&P may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant S&P GSCI Index calculation.

The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. Since the S&P GSCI Index is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI Index also takes place over a period of days at the beginning of each month (referred to as the “roll period”). On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the S&P GSCI Index is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If any of the following conditions exists on any day during a roll period, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist: (i) no daily contract reference price is available for a given contract expiration; (ii) any such price represents the maximum or minimum price for such contract month, based on exchange price limits; (iii) the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time (in that event, S&P may determine a daily contract reference price and complete the relevant portion of the roll based on that price, but must revise the portion of the roll if the trading facility publishes a price before the opening of trading on the next day); or (iv) trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll will be effected in its entirety on the next day on which such conditions no longer exist.

Contract Expirations

Because the S&P GSCI Index is composed of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations.” The contract expirations included in the S&P GSCI Index for each commodity during a given year are designated by S&P, in consultation with the Panel, provided that each such contract must be an “active contract.” For this purpose, an “active contract” is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the S&P GSCI Index will be calculated during the remainder of the year in which the deletion occurs on the basis of the remaining contract expirations designated by S&P. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI Index. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI Index.

Composition of S&P GSCI Sub-Indices 2009

The following table sets forth the sub-indices of the S&P GSCI Index, including the Basket Component Indices, their approximate percentage composition of the S&P GSCI Index (by dollar weight), and the Index Commodities that may be included in each.

Sub-Index	2008% *	2009%	Included Commodities
Energy	74.70%	74.59%	Crude Oil (and supporting contracts) and Natural Gas
Non-Energy	25.30%	25.41%	(All commodities not included in Energy Sub-Index)
Petroleum	68.08%	68.17%	Crude Oil (and supporting contracts)
Agricultural	12.69%	12.70%	Corn, Wheat, Kansas Wheat, Soybeans, Coffee, Cocoa, Sugar, and Cotton
Livestock	3.35%	3.49%	Lean Hogs, Live Cattle and Feeder Cattle
Industrial Metals	7.25%	7.27%	Aluminum, Copper, Lead, Nickel, and Zinc
Precious Metals	2.01%	1.95%	Gold and Silver

*	Based on the Average Contract Reference Prices for the 2009 Annual Calculation Period.

Historical Performance of the Basket Component Indices

S&P GSCI Energy Excess Return Index

The following graph sets forth the monthly historical performance of the S&P GSCI Energy Excess Return Index in the period from January 2004 through June 2009. This historical data on this index is not necessarily indicative of the future performance of this index or what the value of the ARNs may be. Any historical upward or downward trend in the level of this index during any period set forth below is not an indication that this index is more or less likely to increase or decrease at any time over the term of the ARNs. On July 17, 2009, the closing level of this index was 245.4166.

S&P GSCI Precious Metals Excess Return Index

The following graph sets forth the monthly historical performance of the S&P GSCI Precious Metals Excess Return Index in the period from January 2004 through June 2009. This historical data on this index is not necessarily indicative of the future performance of this index or what the value of the ARNs may be. Any historical upward or downward trend in the level of this index during any period set forth below is not an indication that this index is more or less likely to increase or decrease at any time over the term of the ARNs. On July 17, 2009, the closing level of this index was 137.3975.

S&P GSCI Agriculture Metals Excess Return Index

The following graph sets forth the monthly historical performance of the S&P GSCI Agriculture Excess Return Index in the period from January 2004 through June 2009. This historical data on this index is not necessarily indicative of the future performance of this index or what the value of the ARNs may be. Any historical upward or downward trend in the level of this index during any period set forth below is not an indication that this index is more or less likely to increase or decrease at any time over the term of the ARNs. On July 17, 2009, the closing level of this index was 53.33449.

Before investing in the ARNs, you should consult publicly available sources for the levels and trading pattern of the Basket Component Indices. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Basket Component Indices and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

S&P does not guarantee the accuracy and/or the completeness of the Basket Component Indices or any data included in the Basket Component Indices. S&P shall have no liability for any errors, omissions, or interruptions in the Basket Component Indices. S&P makes no warranty, express or implied, as to results to be obtained by MLPF&S, us, holders of the ARNs or any other person or entity from the use of the Basket Component Indices or any data included in the Basket Component Indices in connection with the rights licensed under the license agreement described in this term sheet or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Basket Component Indices or any data included in the Basket Component Indices. Without limiting any of the above information, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages, including lost profits, even if notified of the possibility of these damages.

S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Basket Component Indices in connection with this offering. The license agreement provides that the following language must be stated in this term sheet:

The ARNs are not sponsored, endorsed, sold, or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the ARNs or any member of the public regarding the advisability of investing in securities generally or in the ARNs particularly or the ability of the Basket Component Indices to track general commodity market performance. S&P’s only relationship to MLPF&S and to us (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and of the Basket Component Indices which are determined, composed, and calculated by S&P without regard to MLPF&S, us or the ARNs. S&P has no obligation to take the needs of MLPF&S, our needs or the needs of the holders of the ARNs into consideration in determining, composing, or calculating the Basket Component Indices. S&P is not responsible for and has not participated in the determination of the timing of the sale of the ARNs, prices at which the ARNs are to initially be sold, or quantities of the ARNs to be issued or in the determination or calculation of the equation by which the ARNs are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing, or trading of the ARNs.

The Basket Component Indices are not owned, endorsed, or approved by or associated with The Goldman Sachs Group, Inc. or its affiliated companies.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the ARNs, including the following:

•

You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the ARNs for all tax purposes as a single financial contract with respect to the Basket that requires you to pay us at inception an amount equal to the purchase price of the ARNs and that entitles you to receive at maturity an amount in cash based upon the performance of the Basket.

•

Under this characterization and tax treatment of the ARNs, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, you generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you held the ARNs for more than one year.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the ARNs. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement ARN-2, which you should carefully review prior to investing in the ARNs.

General. Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the ARNs, we intend to treat the ARNs for all tax purposes as a single financial contract with respect to the Basket that requires the investor to pay us at inception an amount equal to the purchase price of the ARNs and that entitles the investor to receive at maturity an amount in cash based upon the performance of the Basket. Under the terms of the ARNs, we and every investor in the ARNs agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the ARNs as described in the preceding sentence. This discussion assumes that the ARNs constitute a single financial contract with respect to the Basket for U.S. federal income tax purposes. If the ARNs did not constitute a single financial contract, the tax consequences described below would be materially different.

This characterization of the ARNs is not binding on the Internal Revenue Service (“IRS”) or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the ARNs or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the ARNs are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in product supplement ARN-2. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the ARNs, including possible alternative characterizations.

Settlement At Maturity or Sale or Exchange Prior to Maturity. Assuming that the ARNs are properly characterized and treated as single financial contracts with respect to the Basket for U.S. federal income tax purposes, upon receipt of a cash payment at maturity or upon a sale or exchange of the ARNs prior to maturity, a U.S. Holder (as defined in product supplement ARN-2) generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s basis in the ARNs. This capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the ARNs for more than one year. The deductibility of capital losses is subject to limitations.

Possible Future Tax Law Changes. On December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the ARNs. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the ARNs should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the ARNs, possibly with retroactive effect. The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Internal Revenue Code of 1986, as amended, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset. We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations. We intend to continue treating the ARNs for U.S. federal income tax purposes in the manner described herein unless and until such time as we determine, or the IRS or Treasury determines, that some other treatment is more appropriate.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the ARNs, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement ARN-2.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the ARNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The ARNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ARNs.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-2 dated April 21, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003416/g18702p4e424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the ARNs, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of our subsidiary, Merrill Lynch & Co., Inc.